

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Jie Li
 Chief Financial Officer
CHINA AUTOMOTIVE SYSTEMS, INC.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City
Hubei Province, People's Republic of China

> **Re: China Automotive Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 13, 2010**
> **File No. 0-33123**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountants

We note the disclosure that you have requested Schwartz Levitsky Feldman LLP ("SLF") to furnish you with a letter addressed to us stating whether or not it agrees with your disclosures in the Item 4.01 Form 8-K filed on December 13, 2010, and that a copy of such letter will be separately filed with us. We further note that such letter from SLF, dated December 15, 2010 appears to have been included as Exhibit 99.1 to a separately filed Item 8.01 Form 8-K on December 22, 2010.

1.   Please note that the Item 4.01 Form 8-K filed on December 13, 2010 should be amended in its entirety and to include SLF's letter as Exhibit 16 to such amendment. In this regard, SLF's letter should have been initially filed as Exhibit 16 to an amendment to the Item 4.01 Form 8-K. Please file the requested Item 4.01 Form 8-K amendment as soon as practicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant